Filed by Kroll Inc. pursuant to Rule 425
                     of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934
                                                 Subject Company: Kroll Inc.
                                               Commission File No. 333-87074
                                      --------------------------------------

Set forth below is the joint press release issued by Kroll Inc. and ONTRACK Data International, Inc. on May 29, 2002, regarding the proposed acquisition of Ontrack by Kroll:

For Immediate Release

Kroll Inc. and ONTRACK Data International, Inc. Clear U.S. Antitrust Review

NEW YORK, May 29, 2002 -- Kroll Inc. (Nasdaq: KROL), the global risk consulting company, and ONTRACK Data International, Inc. (Nasdaq: ONDI), a leading provider of data recovery and electronic discovery services, announced today that the required waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR), in connection with Kroll's proposed acquisition of Ontrack, expired on Tuesday, May 28, 2002.

Expiration of the HSR waiting period is a condition to completion of the proposed acquisition. Completion of the acquisition remains subject to certain other customary conditions, including approvals by shareholders of both Ontrack and Kroll at their meetings scheduled for June 13, 2002.

About Kroll
Kroll Inc. is a global risk consulting company specializing in investigative, intelligence and security services. Headquartered in New York with more than 55 offices on six continents, Kroll serves a multinational clientele of individuals, law firms, corporations, non-profit institutions, and government agencies. Kroll offers a broad portfolio services to help clients reduce risks, solve problems, and capitalize on opportunities. It operates through three core business groups: 1) Consulting Services, which offers business investigations and intelligence services, and financial services such as forensic accounting, business valuation and corporate recovery; 2) Security Services which offers crisis management, and architectural, institutional, personal and information security services; and (3) Employee Screening, which offers employee and vendor screening, substance abuse testing, and video surveillance services.

About Ontrack
Ontrack provides software and service solutions to help customers manage, recover and discover their valuable data. Using its hundreds of proprietary tools and techniques, Ontrack can recover lost or corrupted data from virtually all operating systems and types of storage devices through its do-it-yourself, remote and in-lab capabilities. Ontrack electronic discovery solutions help companies, law firms and federal agencies quickly and cost-effectively recover electronic information for use in legal matters. Ontrack also offers award-winning PC utility software programs and services to help prevent critical data loss through a broad line of problem-solving, file-management and productivity utilities. Ontrack can be reached online at http://www.ontrack.com or by calling 800-872-2599. In addition to its Minneapolis headquarters, Ontrack has a presence in the metropolitan areas of Los Angeles, Calif.; Boulder, Co.; Washington D.C.; New York; London; Paris; Stuttgart, Germany; Milan, Italy; Lugano, Switzerland; and Madrid, Spain. Ontrack also makes its data recovery services available in Tokyo, Japan through its strategic alliance with Y-E Data, and in Katowice, Poland, through its alliance with MBM Komputer.

ONTRACK and Ontrack brand and product names used herein are trademarks or registered trademarks of ONTRACK Data International, Inc. in the United States and/or other countries. All other brands or product names are trademarks or registered trademarks of their respective holders.

                                    # # # # #

On May 10, 2002, in connection with the proposed acquisition of Ontrack by Kroll, Ontrack and Kroll filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") regarding the proposed transaction. Shareholders of Kroll and Ontrack and other investors are urged to read the definitive joint proxy statement/prospectus because it contains important information about Kroll, Ontrack and the transaction. The definitive joint proxy statement/prospectus was sent on May 14, 2002 to shareholders of Kroll and Ontrack seeking their approval of the proposed transaction. Shareholders and other investors may obtain a free copy of the definitive joint proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Kroll or Ontrack.

Kroll, Ontrack and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Kroll and Ontrack in favor of the transaction. Information about the directors and executive officers of Ontrack and their ownership of Ontrack common stock is set forth in Ontrack's Annual Report for the fiscal year ended December 31, 2001, as amended. Information about the directors and executive officers of Kroll and their ownership of Kroll common stock is set forth in the definitive joint proxy statement/prospectus. Additional information regarding the interests of Kroll's and Ontrack's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements with respect to the merger that involve risks, uncertainties, and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include risks that are described in the definitive joint proxy statement/prospectus with respect to the merger filed with the SEC and as described in Kroll's Annual Report on Form 10-K for the year ended December 31, 2001 and in Ontrack's Annual Report on Form 10-K for the year ended December 31, 2001, as amended. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, actual results could differ materially from their respective expectations in these statements.

Contact:

For Kroll Inc.                              For ONTRACK Data International, Inc.
-------------                               ------------------------------------
Pat Wood                                    Nicolle Martin
Tel: 212-833-3387                           Tel: 952-949-4137